ArcelorMittal Announces Offer to Purchase for Cash

Any and All of its 6.125% Notes due 2018

Luxembourg, April 11, 2016 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the launch of its tender offer (the “Offer”) to purchase for cash any and all of its outstanding 6.125% Notes due 2018 (CUSIP 03938LAF1/ ISIN US03938LAF13; 03938LAD6/US03938LAD64; L0302DAN3/ USL0302DAN32) (the “Notes”).

Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Tender Consideration(1)
6.125% Notes due 2018	03938LAF1/ US03938LAF13; 03938LAD6/ US03938LAD64; L0302DAN3/ USL0302DAN32	$1,500,000,000	$1,046.25

(1) Per $1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest (as defined herein).

This announcement does not contain the full terms and conditions of the Offer, which are contained in the offer to purchase dated April 11, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the Notice of Guaranteed Delivery, and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes may be validly tendered at any time on or before 5:00 p.m., New York City time, on April 18, 2016, unless extended or earlier terminated (as may be extended or earlier terminated, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. Subject to certain conditions, Holders may tender Notes in the Offer pursuant to guaranteed delivery procedures by transmitting a Notice of Guaranteed Delivery to the Tender Agent prior to the Expiration Time, as described in more detail in the section “The Offer—Procedures for Tendering Notes—Guaranteed Delivery Procedure for Notes” in the Offer to Purchase.

With respect to the Notes validly tendered prior to the Expiration Date and not withdrawn and accepted for purchase by the Company, other than Notes tendered pursuant to the guaranteed delivery procedures, the Company expects to pay the notes tender consideration (the “Tender Consideration”), which is the U.S. dollar amount payable per $1,000 principal amount of the Notes set forth in the table above, together with any Accrued Interest, to the holders thereof on the first Business Day after the Expiration Time (the “Any and All Settlement Date”). With respect to Notes tendered pursuant to the guaranteed delivery procedures and accepted for purchase by the Company, if any, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the holders thereof on the third Business Day after the Expiration Time.

The Tender Consideration will be payable in cash. In addition to the Tender Consideration, holders who tender Notes that are accepted for purchase by the Company pursuant to the Offer will also be paid accrued and unpaid interest from, and including, the immediately preceding interest payment date for the Notes to, but excluding, the Any and All Settlement Date (the “Accrued Interest”).

Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on April 18, 2016 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

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Concurrently with the Offer, ArcelorMittal is also announcing the commencement of an invitation (the “Invitation for Offers” and the “Concurrent European Offer”) to non-U.S. holders outside of the United States of certain EUR denominated bonds issued by ArcelorMittal.

The Company will fund purchases of bonds tendered in the Offer and the Concurrent European Offer with existing cash resources, including the proceeds of its rights offering that closed on April 8, 2016. The Offer and the Concurrent European Offer are being made to prepay, in whole or in part, certain upcoming bond maturities.

Barclays Capital Inc., BNP Paribas, Citigroup Global Markets Limited and J.P. Morgan Securities LLC have been appointed to serve as the dealer managers for the Offer. D.F. King has been retained to serve as the information agent and tender agent in connection with the Offer.

For additional information regarding the terms of the Offer, please contact BARCLAYS CAPITAL INC. at +1 800 438 3242 (toll free within the U.S.), BNP PARIBAS at +1 888 210 4358 (toll free within the U.S.), CITIGROUP GLOBAL MARKETS LIMITED at +1 800 558 3745 (toll free within the U.S.) or J.P. MORGAN SECURITIES LLC at +1 866 834 4666 (toll free within the U.S.). Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: arcelor@dfkingltd.com or telephone: London: +44 (0)20 7920 9700, New York: +1 800 814 4284 (toll free within U.S.) or collect at + 1 212 269 5550, and Hong Kong: +852 3953 7230.

The Offer to Purchase is expected to be distributed to holders of Notes beginning today. A copy of the Offer to Purchase (including the Notice of Guaranteed Delivery for the Offer) is available at http://sites.dfkingltd.com/arcelor and may also be obtained at no charge from D.F. King.

None of ArcelorMittal, the dealer managers, the information agent or the tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offer. It is also not an invitation to any holder of the bonds which are subject of the Concurrent European Offer to offer to sell such bonds to the Company, which is being made by a separate Invitation for Offers. The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Offer has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside the United Kingdom (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)); (3) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents are materials relating to the Offer are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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France. The Offer is not being made, directly or indirectly, to the public in the Republic of France. The Offer to Purchase and any other documents or offering material relating to the Offer may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”) as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Offer. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Belgium. Neither the Offer to Purchase nor any other document or materials relating to the Offer has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Offer is not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/“wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, the Offer to Purchase may not be, and is not being, advertised and the Offer will not be extended and the Offer to Purchase and any other documents or materials relating to the Offer may not, has not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d'instruments de placement et aux admissions d'instruments de placement à la négociation sur des marchés réglementés”/“wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (as amended from time to time), as referred to in Article 6, §3, of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Offer is made only to qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other document or materials relating to the Offer may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

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